UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
                                   FORM 6-K

                       Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



               For the quarterly period ended September 30, 1996

                          TEEKAY SHIPPING CORPORATION
            (Exact name of Registrant as specified in its charter)

                       Tradewinds Building, Sixth Floor
                         Bay Street, P.O. Box SS-6293,
                              Nassau, The Bahamas
                    (Address of principal executive office)



     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F  X   Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                Yes      No  X

     [If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-           ]

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
     REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 1996

                                     INDEX
                                    -------

PART I:   FINANCIAL INFORMATION                                            PAGE
                                                                           ----
Item 1.   Financial Statements

          Consolidated Statements of Income
               and Retained Earnings for the three and six months
               ended September 30, 1996 and 1995 . . . . . . . . . . . . . . . 3

          Consolidated Balance Sheets -
               September 30, 1996 and March 31, 1996 . . . . . . . . . . . . . 4

          Consolidated Statements of Cash Flows
               for the six months ended September 30, 1996
               and 1995. . . . . . . . . . . . . . . . . . . . . . . . . . . . 5

          Notes to Consolidated Financial
               Statements. . . . . . . . . . . . . . . . . . . . . . . . . . . 6

Item 2.   Management's Discussion and Analysis of
               Financial Condition and Results of Operations . . . . . . . . .13


PART II:  OTHER INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . .17

SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .18

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                             AND RETAINED EARNINGS
                        (in thousands of U.S. dollars)

                                                       Three Months Ended               Six Months Ended
                                                       ------------------               ----------------
                                                          September 30,                   September 30,
                                                          -------------                   -------------
                                                       1996          1995               1996         1995
                                                       ----          ----               ----         ----
                                                         $ (Unaudited) $                $ (Unaudited)$
                                                         ---------------                --------------
     NET VOYAGE REVENUES
      Voyage revenues                                  94,158        81,660            184,173      160,944
      Voyage expenses                                  24,646        21,656             49,553       43,452
      -----------------------------------------------------------------------------------------------------
      Net voyage revenues                              69,512        60,004            134,620      117,492
      -----------------------------------------------------------------------------------------------------
      OPERATING EXPENSES
      Vessel operating expenses                        17,744        16,829             35,412       33,496
      Time-charter hire expense                         1,680                            3,343
      Depreciation and amortization                    22,521        20,077             44,911       40,956
      General and administrative                        4,699         4,548              9,095        8,812
      -----------------------------------------------------------------------------------------------------
                                                       46,644        41,454             92,761       83,264
      -----------------------------------------------------------------------------------------------------
      Income from vessel operations                    22,868        18,550             41,859       34,228
      -----------------------------------------------------------------------------------------------------
      Other items
      Interest expense                                (15,021)      (15,729)           (30,067)     (31,230)
      Interest income                                   1,674         1,635              3,153        3,182
      Other income (note 8)                              (444)        4,318               (474)       3,851
      -----------------------------------------------------------------------------------------------------
                                                      (13,791)       (9,776)           (27,388)     (24,197)
      -----------------------------------------------------------------------------------------------------
      Net income                                        9,077         8,774             14,471       10,031
      Retained earnings, beginning of the period      363,084       407,804             363,690     406,547
      Exchange of redeemable preferred stock(note 6)                (60,000)                        (60,000)
      Dividends declared and paid                      (6,024)                          (12,024)
      -----------------------------------------------------------------------------------------------------
      Retained earnings, end of the period            366,137       356,578             366,137     356,578
      =====================================================================================================
      Net income per common share (note 6)          $    0.32      $   0.34            $   0.52   $    0.46
      Weighted average number of
        common shares outstanding (note 6)         28,088,370    25,689,358          28,033,393   21,865,688

      The accompanying notes are an integral part of the consolidated financial statements.

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                        (in thousands of U.S. dollars)

                                                                  As at            As at
                                                                  -----            -----
                                                                September 30,     March 31,
                                                                -------------     ---------
                                                                   1996             1996
                                                                   ----             ----
                                                                     $                $
                                                                    ---              ---
                                                                (Unaudited)
                                                                -----------
     ASSETS
     Current
     Cash and cash equivalents                                  137,071            99,790
     Restricted cash                                              1,659             1,990
     Accounts receivable
       -trade                                                    21,698            22,213
       -other                                                     2,529             2,725
     Prepaid expenses and other assets                           15,319            15,331
     --------------------------------------------------------------------------------------
     Total current assets                                       178,276           142,049
     --------------------------------------------------------------------------------------
     Vessels and equipment (notes 5 and 7)
     At cost, less accumulated depreciation of $415,339
     (March 31, 1996 - $377,105)                              1,194,182         1,193,557
     Advances on vessels                                          4,925             5,250
     --------------------------------------------------------------------------------------
     Total vessels and equipment                              1,199,107         1,198,807
     --------------------------------------------------------------------------------------
     Investment                                                     958             1,624
     Other assets                                                12,618            12,821
     --------------------------------------------------------------------------------------
                                                              1,390,959         1,355,301
     ======================================================================================
     LIABILITIES AND STOCKHOLDERS' EQUITY
     Current
     Accounts payable                                            11,074            11,761
     Accrued liabilities                                         25,736            18,303
     Current portion of long-term debt (notes 5 and 7)           43,422            19,102
     --------------------------------------------------------------------------------------
     Total current liabilities                                   80,232            49,166
     --------------------------------------------------------------------------------------
     Long-term debt (notes 5 and 7)                             702,869           706,740
     --------------------------------------------------------------------------------------
     Total liabilities                                          783,101           755,906
     --------------------------------------------------------------------------------------

     Stockholders' equity
     Capital stock (note 6)                                     241,721           235,705
     Retained earnings                                          366,137           363,690
     --------------------------------------------------------------------------------------
     Total stockholders' equity                                 607,858           599,395
     --------------------------------------------------------------------------------------
                                                              1,390,959         1,355,301
     ======================================================================================

     Commitments and contingencies (note 7)

     The accompanying notes are an integral part of the consolidated financial statements.

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (in thousands of U.S. dollars)

                                                                             Six Months Ended September 30,
                                                                             ------------------------------
                                                                                  1996            1995
                                                                                  ----            ----
                                                                                    $ (Unaudited)   $
                                                                                   -------------------
     Cash and cash equivalents provided by (used for)

     OPERATING ACTIVITIES
     Net income                                                                 14,471            10,031
     Add (deduct) charges to operations not requiring
       a payment of cash and cash equivalents:
         Depreciation and amortization                                          44,911            40,956
         Gain on disposition of assets                                                            (3,728)
         Equity loss (income)                                                      384              (704)
         Other - net                                                               333               735
     Change in non-cash working capital items related to
         operating activities                                                    1,634            (5,574)
     ------------------------------------------------------------------------------------------------------
     Net cash flow from operating activities                                    61,733            41,716
     ------------------------------------------------------------------------------------------------------
     FINANCING ACTIVITIES
     Proceeds from long-term debt                                               30,000           223,000
     Scheduled repayments of long-term debt                                     (9,551)          (34,880)
     Prepayments of long-term debt                                                              (317,901)
     Scheduled repayments of capital lease obligation                                               (640)
     Decrease in restricted cash                                                   331             4,011
     Net proceeds from issuance of Common Stock                                    498           137,613
     Cash dividends paid                                                        (6,506)
     Other                                                                        (320)             (866)
     ------------------------------------------------------------------------------------------------------
     Net cash flow from financing activities                                    14,452            10,337
     ------------------------------------------------------------------------------------------------------
     INVESTING ACTIVITIES
     Expenditures for vessels and equipment (net of capital lease
        financing of $NIL; September 30, 1995 - $44,550)                       (31,579)          (47,527)
     Expenditures for drydocking                                                (7,607)           (4,021)
     Proceeds from disposition of assets                                                          22,794
     Proceeds on sale of available-for-sale securities                                            53,332
     Purchases of available-for-sale securities                                                  (32,666)
     Other                                                                         282
     ------------------------------------------------------------------------------------------------------
     Net cash flow from investing activities                                   (38,904)           (8,088)
     ------------------------------------------------------------------------------------------------------
     Increase in cash and cash equivalents                                      37,281            43,965
     Cash and cash equivalents, beginning of the period                         99,790            16,500
     ------------------------------------------------------------------------------------------------------
     Cash and cash equivalents, end of the period                              137,071            60,465
     ======================================================================================================

     The accompanying notes are an integral part of the consolidated financial statements.

                                 Page 5 of 18
<page 6>
                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (all tabular amounts stated in thousands of U.S. dollars)
        (Information as at September 30, 1996, and for the Three-Month and Six-Month Periods Ended September 30, 1996 and 1995 is unaudited)

1.   Basis of Presentation

     The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States and the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company's audited financial statements for the fiscal year ended March 31, 1996. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows for the interim periods presented. The results of operations for the three-month and six-month periods ended September 30, 1996 are not necessarily indicative of those for a full fiscal year.

     Certain of the prior period comparative figures have been reclassified where necessary to conform with the presentation used in the current period.

2.   Accounting for Stock-Based Compensation

     The Company accounts for its stock option plan in accordance with provisions of the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." SFAS 123 provides an alternative to APB 25 and is effective for fiscal years beginning after December 15, 1995. The Company expects to continue to account for its employee stock plans in accordance with the provisions of APB 25 and will disclose the required proforma effect on net income and earnings per share.

3.   Cash Flows

     Cash interest paid during the six-month periods ended September 30, 1996 and 1995 totalled approximately $30,032,000 and $31,895,000, respectively.

4.   Income Taxes

     The legal jurisdictions of the countries in which the Company and its subsidiaries are incorporated do not impose income taxes upon shipping-related activities.

5.   Long-Term Debt

                                                   September 30,     March 31,
                                                       1996            1996
                                                        $                $
    ---------------------------------------------------------------------------
    Revolving Credit Facility (LIBOR + 1.05%)          148,000        118,000
    First Preferred Ship Mortgage Notes (8.32%)
      U.S. dollar debt due through 2008                225,000        225,000
    First Preferred Ship Mortgage Notes (9 5/8%)
      U.S. dollar debt due through 2004                151,200        151,200
    Floating rate (LIBOR + 1% to 1 1/2%)
      U.S. dollar debt due through 2006                222,091        231,642
    ----------------------------------------------------------------------------
                                                       746,291        725,842
    Less current portion of long-term debt              43,422         19,102
    ----------------------------------------------------------------------------
                                                       702,869        706,740
    ============================================================================

     The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the "8.32% Notes") are collateralized by first preferred mortgages on seven of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the "8.32% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at September 30, 1996, the fair value of these net assets approximated $290 million.

     The 9 5/8% First Preferred Ship Mortgage Notes due July 15, 2003 (the
     "9 5/8% Notes") are collateralized by first preferred mortgages on six of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by six subsidiaries of Teekay that own the mortgaged vessels (the "9 5/8% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at September 30, 1996, the fair value of these net assets approximated $199 million.

     Condensed financial information regarding the Company, the 9 5/8% Notes Guarantor Subsidiaries, the 8.32% Notes Guarantor Subsidiaries and non-guarantor subsidiaries of the Company is set out in Schedule A of these consolidated financial statements.

     As at September 30, 1996, the Company was committed to a series of interest rate swap agreements whereby $150 million of the Company's floating rate debt was swapped with fixed rate obligations having an average remaining term of 25.5 months. The swap agreements expire between October 1998 and December 1998. These arrangements effectively change the Company's interest rate exposure on $150 million of debt from a floating LIBOR rate to an average fixed rate of 5.85%. As at September 30, 1996, the Company was a party to interest rate cap contracts which effectively limit the interest rate exposure on $200 million of the Company's floating rate debt to a maximum of 8%. All of the contracts expire on April 1, 1997. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap and cap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

6.   Capital Stock
     Authorized

            25,000,000      Preferred Stock with a par value of $1 per share.
           125,000,000      Common Stock with no par value

     ================================================================================
                                        Common    Thousands     Preferred   Thousands
     Issued and outstanding             Stock     of shares     Stock       of shares
     --------------------------------------------------------------------------------
     Balance March 31, 1996             $235,705    27,904        $0         0
     Reinvested dividends                  5,518       201
     Exercise of stock options               498        23
     --------------------------------------------------------------------------------
     Balance September 30, 1996         $241,721    28,128         $0        0
     ================================================================================

    The Company has reserved 2,148,571 shares of Common Stock for issuance upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan. As at September 30, 1996, options to purchase a total of 1,097,537 shares of the Company's Common Stock were outstanding, of which 556,912 options were then exercisable at $21.50 per share. The remaining outstanding options will be exercisable at prices ranging from $21.50 to $27.375 per share and expire between July 19, 2005 and May 28, 2006, ten years after the date of grant.

    Net income per share is based upon the weighted average number of common shares outstanding during each period. Stock options have not been included in the computation of net income per common share since their effect thereon would not be material.

7.  Commitments and Contingencies

    As at September 30, 1996, the Company was committed to the construction of an Aframax vessel for a cost of $44.5 million, scheduled for delivery in July 1997. A long-term financing arrangement exists for $35.6 million of the unpaid cost of this vessel.

8.  Other Income

                                                   Three Months          Six Months
                                                Ended September 30,  Ended September 30,
                                                  1996      1995       1996      1995
                                                    $         $          $         $
    -------------------------------------------------------------------------------------
    Gain on disposition of assets                            3,728             3,728
    Equity in results of 50% owned company         (384)     1,278      (384)    704
    Miscellaneous - net                             (60)      (688)      (90)   (581)
    -------------------------------------------------------------------------------------
                                                   (444)     4,318      (474)  3,851
    =====================================================================================

9.  Subsequent Events

     Subsequent to September 30, 1996, the Company entered into two term loan facilities, (the "Term Loan Facilities"), with seven commercial banks providing for borrowings of up to $210 million in order to refinance certain of the existing debt obligations of the Company. The Term Loan Facilities are presently collateralized by first priority mortgages granted on ten of the Company's Aframax tankers, together with certain other related collateral, and a guarantee from the Company for all amounts outstanding under the Term Loan Facilities. The Term Loan Facilities mature in October 2003. Interest payments are based on LIBOR plus a margin ranging from 0.55% to 0.85% which depends upon the financial leverage of the Company. The current portion of long-term debt as at September 30, 1996 has been adjusted to give effect to this refinancing.

     Subsequent to September 30, 1996, the Company purchased a second-hand Aframax tanker for $26.5 million, which was financed through one of the Term Loan Facilities. This vessel was previously time-chartered-in by the Company.

                                                                   SCHEDULE A
                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

             CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                        (in thousands of U.S. dollars)

                                                                           Three Months Ended September 30, 1996
                                               -----------------------------------------------------------------------------------
                                                              9 5/8% Notes  8.32% Notes                                 Teekay
                                                  Teekay       Guarantor     Guarantor  Non-Guarantor              Shipping Corp.
                                               Shipping Corp. Subsidiaries Subsidiaries Subsidiaries Eliminations  & Subsidiaries
                                                     $             $              $            $            $             $
                                               -------------- ------------ ------------ ------------ ------------  ---------------
Net voyage revenues                                                 7,580        9,061       100,564      (47,693)        69,512
Operating expenses                                       427        5,601        8,751        79,558      (47,693)        46,644
                                               -----------------------------------------------------------------------------------
   Income (loss) from vessel operations                 (427)       1,979          310        21,006                      22,868

Net interest income (expense)                         (8,318)          22           37        (5,088)                    (13,347)
Equity in net income (loss) of subsidiaries           17,774                                              (18,158)          (384)
Other income (loss)                                       48                                   3,051       (3,159)           (60)
                                               -----------------------------------------------------------------------------------
Net income                                             9,077        2,001          347        18,969      (21,317)         9,077
Retained earnings(deficit), beginning of the period  363,084       19,426         (727)       81,440     (100,139)       363,084
Dividends declared and paid                           (6,024)      (7,200)      (9,450)                    16,650         (6,024)
                                               -----------------------------------------------------------------------------------
Retained earnings (deficit), end of the period       366,137       14,227       (9,830)      100,409     (104,806)       366,137
                                               ===================================================================================

                                                                         Three Months Ended September 30, 1995
                                               -----------------------------------------------------------------------------------
                                                              9 5/8% Notes  8.32% Notes                               Teekay
                                                  Teekay       Guarantor    Guarantor   Non-Guarantor              Shipping Corp.
                                               Shipping Corp. Subsidiaries Subsidiaries Subsidiaries Eliminations  &Subsidiaries
                                                    $               $            $             $          $               $
                                               -------------- ------------ ------------ ------------ ------------  ---------------
Net voyage revenues                                                 7,400       13,819        98,447      (59,662)        60,004
Operating expenses                                       226        4,876        7,581        88,460      (59,689)        41,454
                                               -----------------------------------------------------------------------------------
   Income (loss) from vessel operations                 (226)       2,524        6,238         9,987           27         18,550

Net interest expense                                  (4,116)         (55)      (4,034)       (5,889)                    (14,094)
Equity in net income (loss) of subsidiaries           13,068                                              (11,790)         1,278
Other income                                              48          147                      2,845                       3,040
                                               -----------------------------------------------------------------------------------
Net income                                             8,774        2,616        2,204         6,943      (11,763)         8,774
Retained earnings(deficit), beginning of the period  407,804       16,737       (3,942)       54,716      (67,511)       407,804
Dividends declared and paid                          (60,000)                                                            (60,000)
                                               -----------------------------------------------------------------------------------
Retained earnings (deficit), end of the period       356,578       19,353       (1,738)       61,659      (79,274)       356,578
                                               ===================================================================================

(See Note 5)

                                                                   SCHEDULE A
                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

             CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                        (in thousands of U.S. dollars)

                                                                         Six Months Ended September 30, 1996
                                               -----------------------------------------------------------------------------------
                                                              9 5/8% Notes  8.32% Notes                               Teekay
                                                  Teekay       Guarantor    Guarantor   Non-Guarantor              Shipping Corp.
                                               Shipping Corp. Subsidiaries Subsidiaries Subsidiaries Eliminations  &Subsidiaries
                                                    $               $            $             $          $               $
                                               -------------- ------------ ------------ ------------ ------------  ---------------
Net voyage revenues                                                15,129       18,023       195,773      (94,305)       134,620
Operating expenses                                       842       11,138       17,251       157,835      (94,305)        92,761
                                               -----------------------------------------------------------------------------------
   Income (loss) from vessel operations                 (842)       3,991          772        37,938                      41,859

Net interest income (expense)                        (16,739)          59           93       (10,327)                    (26,914)
Equity in net income (loss) of subsidiaries           31,956                                              (32,340)          (384)
Other income (loss)                                       96                                   6,105       (6,291)           (90)
                                               -----------------------------------------------------------------------------------
Net income                                            14,471        4,050          865        33,716      (38,631)        14,471
Retained earnings(deficit), beginning of the period  363,690       17,377       (1,245)       66,693      (82,825)       363,690
Dividends declared and paid                          (12,024)      (7,200)      (9,450)                    16,650        (12,024)
                                               -----------------------------------------------------------------------------------
Retained earnings (deficit), end of the period       366,137       14,227       (9,830)      100,409     (104,806)       366,137
                                               ===================================================================================

                                                                         Six Months Ended September 30, 1995
                                               -----------------------------------------------------------------------------------
                                                              9 5/8% Notes  8.32% Notes                               Teekay
                                                  Teekay       Guarantor    Guarantor   Non-Guarantor              Shipping Corp.
                                               Shipping Corp. Subsidiaries Subsidiaries Subsidiaries Eliminations  &Subsidiaries
                                                    $               $            $             $          $               $
                                               -------------- ------------ ------------ ------------ ------------  ---------------
Net voyage revenues                                                14,592       26,427       198,114     (121,641)       117,492
Operating expenses                                       697       10,435       15,134       179,723     (122,725)        83,264
                                               -----------------------------------------------------------------------------------
   Income (loss) from vessel operations                 (697)       4,157       11,293        18,391        1,084         34,228

Net interest expense                                  (7,314)         (60)      (8,004)      (12,670)                    (28,048)
Equity in net income (loss) of subsidiaries           16,879                                              (16,175)           704
Other income                                           1,163          147                      1,837                       3,147
                                               -----------------------------------------------------------------------------------
Net income                                            10,031        4,244        3,289         7,558      (15,091)        10,031
Retained earnings(deficit), beginning of the period  406,547       22,309       (5,027)       89,301     (106,583)       406,547
Exchange of redeemable preferred stock               (60,000)                                                            (60,000)
Dividends declared and paid                                        (7,200)                   (35,200)      42,400
                                               -----------------------------------------------------------------------------------
Retained earnings (deficit), end of the period       356,578       19,353       (1,738)       61,659      (79,274)       356,578
                                               ===================================================================================

(See Note 5)
                                 Page 10 of 18

                                                                  SCHEDULE A
                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                           CONDENSED BALANCE SHEETS
                        (in thousands of U.S. dollars)

                                                                           As at September 30, 1996
                                            ----------------------------------------------------------------------------------------
                                                             9 5/8% Notes   8.32% Notes                                   Teekay
                                                Teekay        Guarantor      Guarantor    Non-Guarantor               Shipping Corp.
                                            Shipping Corp.   Subsidiaries   Subsidiaries   Subsidiaries  Eliminations  &Subsidiaries
                                                   $              $              $              $             $             $
                                            --------------   ------------   ------------  -------------  ------------ -------------
   ASSETS
Cash and cash equivalents                              109          9,381          6,904        120,677                     137,071
Restricted cash                                                                                   1,659                       1,659
Other current assets                                   147            854          1,022         37,605          (82)        39,546
                                            ---------------------------------------------------------------------------------------
   Total current assets                                256         10,235          7,926        159,941          (82)       178,276

Vessels and equipment (net)                                       140,731        352,464        705,912                   1,199,107
Advances due from subsidiaries                     369,045                                                  (369,045)
Other assets (principally
   investments in subsidiaries)                    620,998                                       12,048     (619,470)        13,576
                                            ---------------------------------------------------------------------------------------
                                                   990,299        150,966        360,390        877,901     (988,597)     1,390,959
                                            =======================================================================================
   LIABILITIES & STOCKHOLDERS'
   EQUITY
Current liabilities                                  6,241          4,931            873         68,269          (82)        80,232
Long-term debt                                     376,200                                      326,669                     702,869
Due to parent                                                                                   371,673     (371,673)
                                            ---------------------------------------------------------------------------------------
   Total liabilities                               382,441          4,931            873        766,611     (371,755)       783,101
                                            ---------------------------------------------------------------------------------------
Stockholders' Equity
Capital stock                                      241,721              6             23          5,933       (5,962)       241,721
Contributed capital                                               131,802        369,324          4,948     (506,074)
Retained earnings (deficit)                        366,137         14,227         (9,830)       100,409     (104,806)       366,137
                                            ---------------------------------------------------------------------------------------
   Total stockholders' equity                      607,858        146,035        359,517        111,290     (616,842)       607,858
                                            ---------------------------------------------------------------------------------------
                                                   990,299        150,966        360,390        877,901     (988,597)     1,390,959
                                            =======================================================================================

                                                                           As at March 31, 1996
                                            ---------------------------------------------------------------------------------------
                                                             9 5/8% Notes   8.32% Notes                                   Teekay
                                                Teekay        Guarantor      Guarantor    Non-Guarantor               Shipping Corp.
                                            Shipping Corp.   Subsidiaries   Subsidiaries   Subsidiaries  Eliminations & Subsidiaries
                                                   $              $              $              $             $             $
                                            --------------   ------------   ------------  -------------  ------------ -------------
   ASSETS
Cash and cash equivalents                               28          8,613          5,210         85,939                      99,790
Restricted cash                                                                                   1,990                       1,990
Other current assets                                   293          1,475          1,064         37,527          (90)        40,269
                                            ---------------------------------------------------------------------------------------
   Total current assets                                321         10,088          6,274        125,456          (90)       142,049

Vessels and equipment (net)                                       139,652        362,424        696,731                   1,198,807
Advances due from subsidiaries                     372,233                                                  (372,233)
Other assets (principally
   investments in subsidiaries)                    606,269                                       12,826     (604,650)        14,445
                                            ---------------------------------------------------------------------------------------
                                                   978,823        149,740        368,698        835,013     (976,973)     1,355,301
                                            =======================================================================================
   LIABILITIES & STOCKHOLDERS'
   EQUITY
Current liabilities                                  3,228            539            613         44,876          (90)        49,166
Long-term debt                                     376,200                                      330,540                     706,740
Due to parent                                                                                   382,023     (382,023)
                                            ---------------------------------------------------------------------------------------
   Total liabilities                               379,428            539            613        757,439     (382,113)       755,906
                                            ---------------------------------------------------------------------------------------
Stockholders' Equity
Capital stock                                      235,705              6             23          5,933       (5,962)       235,705
Contributed capital                                               131,818        369,307          4,948     (506,073)
Retained earnings (deficit)                        363,690         17,377         (1,245)        66,693      (82,825)       363,690
                                            ---------------------------------------------------------------------------------------
   Total stockholders' equity                      599,395        149,201        368,085         77,574     (594,860)       599,395
                                            ---------------------------------------------------------------------------------------
                                                   978,823        149,740        368,698        835,013     (976,973)     1,355,301
                                            =======================================================================================

(See Note 5)

                                                                   SCHEDULE A
                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                      CONDENSED STATEMENTS OF CASH FLOWS
                        (in thousands of U.S. dollars)

                                                                         Six Months Ended September 30, 1996
                                            ---------------------------------------------------------------------------------------
                                                             9 5/8% Notes   8.32% Notes                                   Teekay
                                                Teekay        Guarantor      Guarantor    Non-Guarantor               Shipping Corp.
                                            Shipping Corp.   Subsidiaries   Subsidiaries   Subsidiaries  Eliminations & Subsidiaries
                                                   $              $              $              $             $             $
                                            --------------   ------------   ------------  -------------  ------------ -------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                            ---------------------------------------------------------------------------------------
   Net cash flow from operating activities          (13,802)       9,819       11,151        54,565                      61,733
                                            ---------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                                                 30,000                      30,000
Repayments of long-term debt                                                                 (9,551)                     (9,551)
Net proceeds from issuance of Common Stock              498                                                                 498
Other                                                (3,546)      (7,200)      (9,450)       13,701                      (6,495)
                                            ---------------------------------------------------------------------------------------
   Net cash flow from financing activities           (3,048)      (7,200)      (9,450)       34,150                      14,452
                                            ---------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                            (1,835)         (24)      (37,327)                    (39,186)
Other                                                16,931          (16)          17       (16,650)                        282
                                            ---------------------------------------------------------------------------------------
   Net cash flow from investing activities           16,931       (1,851)          (7)      (53,977)                    (38,904)
                                            ---------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents         81          768        1,694        34,738                      37,281
Cash and cash equivalents, beginning of the period       28        8,613        5,210        85,939                      99,790
                                            ---------------------------------------------------------------------------------------
Cash and cash equivalents, end of the period            109        9,381        6,904       120,677                     137,071
                                            =======================================================================================

                                                                         Six Months Ended September 30, 1995
                                            ---------------------------------------------------------------------------------------
                                                             9 5/8% Notes   8.32% Notes                                   Teekay
                                                Teekay        Guarantor      Guarantor    Non-Guarantor               Shipping Corp.
                                            Shipping Corp.   Subsidiaries   Subsidiaries   Subsidiaries  Eliminations & Subsidiaries
                                                   $              $              $              $             $             $
                                            --------------   ------------   ------------  -------------  ------------ -------------
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
                                            ---------------------------------------------------------------------------------------
   Net cash flow from operating activities           (8,625)       8,239       12,535        29,567                      41,716
                                            ---------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                                                                223,000                     223,000
Repayments of long-term debt                        (22,580)                  (21,567)     (309,274)                   (353,421)
Net proceeds from issuance of Common Stock          137,613                                                             137,613
Other                                              (155,520)      (7,200)      11,267       154,598                       3,145
                                            ---------------------------------------------------------------------------------------
   Net cash flow from financing activities          (40,487)      (7,200)     (10,300)       68,324                      10,337
                                            ---------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                              (749)        (161)      (50,638)                    (51,548)
Proceeds from disposition of assets                                                          22,794                      22,794
Other                                                49,146          431       (2,859)      (26,052)                     20,666
                                            ---------------------------------------------------------------------------------------
   Net cash flow from investing activities           49,146         (318)      (3,020)      (53,896)                     (8,088)
                                            ---------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents         34          721         (785)       43,995                      43,965
Cash and cash equivalents, beginning of the period       97        5,886        3,076         7,441                      16,500
                                            ---------------------------------------------------------------------------------------
Cash and cash equivalents, end of the period            131        6,607        2,291        51,436                      60,465
                                            =======================================================================================

(See Note 5)

                 TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                            September 30, 1996
                        PART I - FINANCIAL INFORMATION

ITEM 2 -  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
          CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

GENERAL

Teekay Shipping Corporation (the "Company") is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders, and government agencies, principally in the region spanning from the Red Sea to the U.S. West Coast. The Company's fleet consists of 42 tankers, including 38 Aframax oil tankers and oil/bulk/ore carriers, two smaller tankers, one VLCC and, through a joint venture, a 50% interest in an additional Aframax tanker, for a total cargo-carrying capacity of approximately 4.2 million tonnes.

Approximately 80% of the Company's net revenue is currently derived from spot voyages. This dependence on spot voyages, which management believes is within industry norms, contributes to the volatility of the Company's revenue, cash flow from operations, and net income. The balance of the Company's revenue is generated by two other modes of employment: time charters, whereby vessels are chartered to customers for a fixed period at a fixed rate; and by contracts of affreightment, whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route over a specified period of time. Management believes that the Company has a competitive advantage over other tanker owners in the Aframax spot market.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability resulting from changes in the supply of and demand for tankers. Additionally, tanker markets have exhibited seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable winter weather patterns which tend to disrupt vessel scheduling.

Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of "time charter equivalent" (or "TCE") rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by revenue-generating ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenue and TCE rates.

THREE MONTHS ENDED SEPTEMBER 30, 1996 VERSUS THREE MONTHS ENDED SEPTEMBER 30,
1995

The Company's net income was $9.1 million, or 32 cents per share, in the second quarter of fiscal 1997. This is up from $8.8 million, or 34 cents per share, earned in the second quarter of fiscal 1996 which included $3.7 million, or 15 cents per share, in gains on asset sales. This increase in earnings reflects a continuation of the gradual year-over-year improvement in the tanker charter market since the bottom of the market cycle in 1992. Aframax spot charter rates in the Indo-Pacific basin improved relative to both the previous quarter and one year ago, underpinning the Company's continued strong performance relative to the open market, and resulting in the Company's best chartering and cash flow performance in almost six years. The Company's one VLCC, presently on a market-related one year time-charter, performed well as spot charter rates for modern VLCC's rose sharply through competition among Japanese and Korean charterers for high-quality, modern tonnage. In spite of these results, though, the quarter ended on a down note as tanker spot charter rates softened temporarily during September, largely a result of the impact of the Iraqi crude export program delay on oil markets.

Income from Vessel Operations

The Company's fleet was 4.6% larger on average in the second quarter of fiscal 1997 than in the second quarter of fiscal 1996, as four modern Aframax tankers were acquired during the past year, while the Company's two remaining mid-1970s-built tankers were sold.

Net voyage revenues were $69.5 million in the second quarter of fiscal 1997, an increase of 15.9% over the second quarter of fiscal 1996. This reflects the increase in fleet size as well as an improvement in tanker charter market conditions, as the Company's fleet earned an average TCE rate of $20,045 in the second quarter of fiscal 1997, up 11.5% from $17,979 in the second quarter of fiscal 1996.

Increases in vessel operating expenses, depreciation and amortization, and general and administrative expenses were approximately in line with the 4.6% increase in fleet size. Depreciation and amortization expense included amortization of drydocking costs of $2.5 million in the second quarter of fiscal 1997 and $2.0 million in the second quarter of fiscal 1996.

Interest Expense

Interest expense decreased 4.5% to $15.0 million in the second quarter of fiscal 1997, from $15.7 million in the second quarter of fiscal 1996, reflecting a reduction in the Company's total debt. This was partially offset by a higher average interest rate resulting from the Company's issue of $225 million 8.32% First Preferred Ship Mortgage Notes in January 1996, which replaced floating-rate debt.


SIX MONTHS ENDED SEPTEMBER 30, 1996 VERSUS SIX MONTHS ENDED SEPTEMBER 30, 1995

The Company's net income was $14.5 million, or 52 cents per share, in the first half of fiscal 1997, up from $10.0 million, or 46 cents per share, in the first half of fiscal 1996, reflecting an improvement in the tanker charter market accompanied by a relatively stable cost environment. Net income for the first half of fiscal 1996 included gains on asset sales of $3.7 million, or 17 cents per share.

Income from Vessel Operations

The combination of increased average TCE rates and a larger fleet operating in a relatively stable cost environment resulted in a 22.3% increase in income from vessel operations, to $41.9 million in the first half of fiscal 1997 from $34.3 million in the first half of fiscal 1996.

During fiscal 1996, the Company disposed of four older, mid-1970s-built tankers, and chartered-in one Aframax tanker and acquired four newer Aframax tankers. In the first half of fiscal 1997, the Company added an additional Aframax tanker to its fleet. As a result, the Company's fleet was 5.6% larger on average in the first half of fiscal 1997 than during the first half of fiscal 1996.

Net voyage revenues were $134.6 million in the first half of fiscal 1997, an increase of 14.6% as compared to the first half of fiscal 1996. This reflects an improvement in the performance of the Company's fleet and in tanker charter market conditions, with an average TCE rate of $19,557 in the first half of fiscal 1997, up 9.7% from $17,828 in the first half of fiscal 1996.

Expenses increased in line with the larger fleet. Depreciation and amortization expense included amortization of drydocking costs of $5.1 million in the first half of fiscal 1997 and $4.2 million in the first half of fiscal 1996.

The following table illustrates the relationship between fleet size (measured in ship-days), time charter equivalent ("TCE") per revenue-generating ship-day performance, and operating results per calendar ship-day:

==============================================================================
                                        Three Months Ended  Six Months Ended
                                            September             September
                                         1996       1995       1996      1995
                                       -------    -------    -------   -------
Total calendar ship-days                 3,773      3,603      7,475     7,080
Non-revenue days                           229        188        441       345
------------------------------------------------------------------------------
Revenue-generating ship-days (A)         3,544      3,415      7,034     6,735
------------------------------------------------------------------------------
Net voyage revenue before
commissions (B) (000's)                $71,039    $61,396   $137,562  $120,074
------------------------------------------------------------------------------
Time charter equivalent (TCE) (B/A)    $20,045    $17,979    $19,557   $17,828
------------------------------------------------------------------------------
Operating results per calendar ship-day:
     Net voyage revenue                $18,424    $16,653    $18,009   $16,596
     Vessel operating expense            4,820      4,671      4,856     4,731
     General and administrative expense  1,245      1,262      1,217     1,245
     Drydocking expense                    668        570        683       590
------------------------------------------------------------------------------
Operating cash flow
per calendar ship-day                  $11,691    $10,150    $11,253   $10,030
==============================================================================

LIQUIDITY AND CAPITAL RESOURCES

The Company's total liquidity, including cash, cash equivalents and undrawn long-term lines of credit, was $193.1 million as at September 30, 1996 virtually unchanged from $195.3 million as of the beginning of the fiscal year, as the Company has used its free operating cash flow, after debt principal and dividend payments, for capital expenditures.

Net cash flow from operating activities was $61.7 million in the first half of fiscal 1997, compared to $41.7 million in the first half of fiscal 1996. The increase was mainly caused by an improvement in the Company's income from vessel operations before depreciation, as well as, temporary changes in non-cash working capital.

During the first half of fiscal 1997, the Company had capital expenditures for vessels and equipment of $31.6 million as a result of the delivery of the SEMAKAU SPIRIT. Subsequent to September 30, 1996, the Company purchased another second-hand Aframax tanker for $26.5 million, which was previously time-chartered-in by the Company. These acquisitions were largely financed through operating cash flow, augmented by long-term revolving credit facility drawings. Capital expenditures for drydocking were higher than average, at $7.6 million in the first half of fiscal 1997, reflecting a larger than usual number of scheduled drydockings.

The Company is committed to the construction of a newbuilding double-hull Aframax tanker scheduled for delivery in July 1997, for a total cost of $44.5 million. The remaining unpaid cost of $42.3 million for this vessel will be financed through a $35.6 million financing arrangement and cash balances.

The Company's scheduled debt repayments were $9.6 million during the first half of fiscal 1997, down from $34.9 million in the first half of fiscal 1996 as a result of debt refinancings which have occurred over the past year. Subsequent to September 30, 1996, the Company entered into two new term loan facilities (the "Term Loan Facilities"), with seven commercial banks providing borrowings of up to $210 million in order to refinance existing debt at improved rates and credit terms. The Term Loan Facilities also provide an additional $49 million of liquidity to the Company. The current portion of long-term debt as at September 30, 1996 has been adjusted to give effect to this refinancing.

Dividend payments during the first half of fiscal 1997 were $12.0 million, or 43 cents per share, of which $6.5 million was paid in cash and $5.5 million was paid in the form of common shares issued under the Company's dividend reinvestment plan.

           TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                        SEPTEMBER 30, 1996

                   PART II:  OTHER INFORMATION


Item 1 - Legal Proceedings

  None

Item 2 - Changes in Securities

  None

Item 3 - Defaults Upon Senior Securities

  None

Item 4 - Submission of Matters to a Vote of Security Holders

  None

Item 5 - Other Information

  None

Item 6 - Exhibits and Reports on Form 6-K

  a. Exhibits

     27 Financial Data Schedule

  b. Reports on Form 6-K
     None








THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE
COMMISSION ON OCTOBER 4, 1995.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              TEEKAY SHIPPING CORPORATION



Date:  November 7, 1996       By:  /s/ Anthony Gurnee
       -------------------         ----------------------------
                                   Anthony Gurnee
                                   Vice President and Chief Financial Officer
                                  (Principal Financial and Accounting Officer)